UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-34476

BANCO SANTANDER (Brasil) S.A.

(Exact Name of Registrant as Specified in Its Charter)

Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 –

Bloco A – Vila Olímpia

São Paulo, SP 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

This report on Form 6-K contains the following exhibit, which shall be deemed to be incorporated by reference as Exhibit 1.1. to the Registration Statement on Form F-3 filed on March 28, 2017 (File No. 333-216976) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2017

BANCO SANTANDER (Brasil) S.A.

By:		/s/ Amancio Acurcio Gouveia
	Name:	Amancio Acurcio Gouveia
	Title:	Officer Without Specific Designation

By:		/s/ Angel Santodomingo Martell
	Name:	Angel Santodomingo Martell
	Title:	Vice - President Executive Officer

EXHIBIT INDEX

Number	Description
1.1	Underwriting Agreement